Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

SUPER VISION INTERNATIONAL, INC.,

a Delaware Corporation

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), SUPER VISION INTERNATIONAL, INC., a Delaware corporation, hereinafter referred to as the Corporation, does hereby certify that:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting the First Paragraph thereof in its entirety and inserting the following in lieu thereof:

FIRST: The name of the corporation is Nexxus Lighting, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting the Fourth Paragraph thereof in its entirety and inserting the following in lieu thereof:

FOURTH: The total number of shares of stock which the Corporation shall be authorized to issue is Twenty Five Million (25,000,000) shares of Common Stock, each share having $.001 par value, and Five Million (5,000,000) shares of Preferred Stock, each share having $.001 par value.

The Board of Directors may divide the Preferred Stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock. The Board of Directors (within the limits and restrictions of any resolutions adopted by it originally fixing the number of shares of any series of Preferred Stock) may increase or decrease the number of shares initially fixed for any series, but no such decrease shall reduce the number below the number of shares then outstanding and shares duly reserved for issuance.

3. Upon this Certificate of Amendment to the Certificate of Incorporation of the Corporation becoming effective pursuant to the DGCL (the “Effective Time”), each share of the Corporation’s Class A Common Stock, $.001 par value per share (“Class A Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of Common Stock, $.001 par value per share, of the Corporation (“Common Stock”). Any stock certificate that, immediately prior to the Effective Time represented shares of Class A Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock equal to the number of shares of Class A Common Stock represented by such certificate immediately prior to the Effective Time.

4. Except as provided for above, the Certificate of Incorporation of the Corporation shall remain unchanged.

5. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL. The Board of Directors of the Corporation approved the changes that are being made to the Certificate of Incorporation and recommended all such changes to the stockholders of the Corporation. Pursuant to Section 228 of the DGCL the changes were approved by the written consent of the holders of outstanding shares of voting capital stock of the Corporation, having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

6. The effective time of this amendment shall be upon the filing of this Certificate of Amendment with the State of Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment as of the 22nd day of March, 2007.

SUPER VISION INTERNATIONAL, INC.

By:	/s/ Michael A. Bauer
Michael A. Bauer
President and Chief Executive Officer